SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-8A


                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:             Destracom Unit Investment Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  2 S. 406 Seneca Drive
                  Wheaton, IL  60189

Telephone Number (including area code):     (630) 853-3300

Name and Address of agent for service of process:

                  Nicholas Dalmaso
                  Destracom Investments LLC
                  2 S. 406 Seneca Drive
                  Wheaton, IL  60189

Check appropriate box:

                  Registrant is filing a Registration Statement pursuant to
                  Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                       YES / /                   NO /x/



                                OTHER INFORMATION

     Item 1.    Exact Name of Registrant

                         Destracom Unit Investment Trust

     Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                                State of New York

     Item 3.    Form of organization of registrant.

                                      Trust

     Item 4.    Classification of registrant.

                              Unit Investment Trust

     Item 5. If registrant is a management company: (a) state whether registrant is a "closed-end" company or an "open-end" company;
                (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

                                 Not Applicable

     Item 6.    Name and address of each investment adviser of registrant.

                                      None

     Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

                                 Not Applicable

     Item 8. If registrant is an unincorporated investment company not having a board of directors:

         (a)    state the name and address of each sponsor of registrant;

                          Destracom Investments LLC
                          2 S. 406 Seneca Drive
                          Wheaton, IL 60189

         (b) state the name and address of each officer and director of each sponsor of registrant;

                          Directors:
                          Nicholas Dalmaso
                          2 S. 406 Seneca Drive
                          Wheaton, IL 60189

                          Officers:
                          Nicholas Dalmaso - President
                          2 S. 406 Seneca Drive
                          Wheaton, IL  60189

         (c) state the name and address of each trustee and each custodian of registrant.

                                To be determined

    Item 9.

         (a) State whether registrant is currently issuing and offering its securities directly to the public.

                                       No

         (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                                 Not Applicable

         (c) If the answer to Item 9(a) is "no" and the answer to item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities.

                                       Yes

         (d) State whether registrant has any securities currently issued and outstanding.

                                       No

         (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                                 Not Applicable

    Item 10.    State the current value of registrant's total assets.

                                 Not Applicable

    Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

                                       No

    Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

                                 Not Applicable








        Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Chicago and State of Illinois on the 21 day of August, 2008.


                       DESTRACOM UNIT INVESTMENT TRUST

                       By:  DESTRACOM INVESTMENTS LLC,
                                    Depositor

                               By       /s/ Nicholas Dalmaso
                                        ------------------------
                               Name     Nicholas Dalmaso
                               Title    President


ATTEST:

By    /s/ Helen Kim
------------------------
Name  Helen Kim